SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 8)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

700,000 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

700,000 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 700,000 shares of Common Stock underlying currently exercisable Warrants.  The Warrants contain restrictions on exercise such that the holder may not exercise the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time.

(2) See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,470

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

1,470

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,485,346 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Interest in Securities of the Issuer.

Item 3 is hereby amended and restated to read as follows:

The Platinum Funds acquired the securities reported as beneficially and directly owned by them at an aggregate cost of approximately $19,845,261.  The funds used to purchase such securities were obtained from the general working capital of PPVA, PPLO and Platinum-Montaur, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 18, 2014, the Reporting Persons entered into a Letter Agreement with the Issuer and the members of the Board of Directors of the Issuer (the “Board”). Pursuant to the terms of the Letter Agreement, the Reporting Persons agreed, among other things, to purchase together or with other entities, shares of Series F Convertible Preferred Stock of the Issuer (the “Series F Preferred Stock”) for an aggregate purchase price of $4,000,000 (the “Investment”), with $1,000,000 of the Investment (the “Upfront Investment”) occurring upon the execution of the Letter Agreement (“Closing”). The remaining portion of the Investment shall be made, at the Issuer’s election, in three consecutive monthly installments of $1,000,000 per month (the “Installments”) commencing on the date the Issuer obtains the D&O Policy (as defined below).

The purchase price of the Series F Preferred Stock shall be equal to the dollar amount of each investment divided by the lesser of (i) the closing bid price of the Common Stock immediately preceding the Upfront Investment or each Installment, as the case may be, or (ii) $1.50, provided that the Series F Preferred Stock will not be convertible to the extent the conversion would result in the holder beneficially owning more than 19.9% of the then outstanding shares of the Issuer, unless stockholder approval has been obtained for the issuance of the shares of Common Stock issuable upon conversion of the Series F Preferred Stock in accordance with Nasdaq rules. The Series F Preferred Stock also contains customary provisions as well as an additional restriction on conversion such that the Series F Preferred Stock will not be convertible if the conversion would result in the holder beneficially owning more than 9.9% of the then outstanding shares of the Issuer.

The Issuer also agreed to issue to the Reporting Persons in connection with the Upfront Investment and each Installment one warrant for every share of Series F Preferred Stock (the “December 2014 Warrants”) acquired. The December 2014 Warrants shall expire in five years from the date of issuance and with a $3.00 per share exercise price. The December 2014 Warrants will not be exercisable to the extent the exercise would result in the holder beneficially owning more than 19.9% of the then outstanding shares of the Issuer, unless stockholder approval has been obtained for the issuance of the shares of Common Stock issuable upon exercise of the December 2014 Warrants. The December 2014 Warrants shall also contain customary provisions as well an additional restriction on their exercise such that the Reporting Persons shall be able to exercise the December 2014 Warrants only to the extent such exercise would not result in each Reporting Persons owning more than 9.9% of the then outstanding shares of Common Stock.

In connection with the closing of the Upfront Investment, the Issuer and PPVA entered into a Securities Purchase Agreement, pursuant to PPVA acquired 420,168 shares of Series F Preferred Stock at a purchase price of $1.19 per share and 420,168 December 2014 Warrants.

In addition, the Reporting Persons agreed to exchange the number of shares of Common Stock owned by them for shares of Series F Preferred Stock, such that the number of shares of Common Stock owned by the Reporting Persons following the exchange shall be less than 9.9% of the then outstanding shares of Common Stock.

Concurrently with the execution of the Letter Agreement, the Issuer and each of Vincent D. Enright, William F. Grieco and James F. Smith (collectively, the “Resigning Directors”) executed and delivered to the Board an irrevocable resignation letter pursuant to which each of the Resigning Directors shall resign from the Board of Directors by the earlier of (i) the Issuer obtaining an extended reporting directors and officers insurance policy (the “D&O Policy”) covering all actions taken by the Issuer’s past and present officers and directors while they served in such capacities on behalf  of the Issuer, which policy will be similar in all material respects to the Issuer’s current D&O Policy and (ii) January 15, 2015. The Issuer and each of the Resigning Directors agreed that any accrued and unpaid directors fees earned by the Issuer’s directors prior to the resignations will be applied toward the cost of the D&O Policy.

The foregoing descriptions of the terms and conditions of the Letter Agreement, the Securities Purchase Agreement, the Series F Preferred Stock and the December 2014 Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 12,631,595 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 11, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014.

As of the close of business on December 19, 2014, PPVA directly owned 1,605,424 shares of Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock.

As of the close of business on December 19, 2014, PPVA directly owned 1,398,890 shares of Series E Preferred Stock, 145,454 Warrants, 420,168 shares of Series F Preferred Stock and 420,168 December 2014 Warrants each currently subject to the 19.99% Blocker and 9.99% Blocker. As of the date hereof, PPVA had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to such securities.

Platinum Management, as the Investment Manager of PPVA, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the securities directly owned by PPVA.

As of the close of business on December 19, 2014, PPLO directly owned 678,452 shares of Common Stock and beneficially owned an additional 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock, constituting approximately 6.8% of the outstanding shares of Common Stock.

As of the close of business on December 19, 2014, PPLO directly owned 349,723 shares of Series E Preferred Stock and 36,363 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPLO had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Liquid Management, as the Investment Manager of PPLO and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Liquid Management, may be deemed to beneficially own the securities directly owned by PPLO.

As of the close of business on December 19, 2014, Platinum-Montaur directly owned Warrants exercisable into 700,000 shares of Common Stock (the “Montaur Warrants”)  The Montaur Warrants contain restrictions on exercise such that the holder may not exercise the Montaur Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time (the “4.99% Blocker” and together with the 19.99% Blocker and the 9.99% Blocker, the “Ownership Limitations”). Pursuant to the terms of the Montaur Warrants, the 4.99% Blocker may be waived and increased up to 9.99% of all Common Stock outstanding upon the holder providing the Issuer with 61 days’ notice that such holder would like to waive the 4.99% Blocker.  Platinum-Montaur has not requested such waiver as of the date hereof.  Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock underlying the Montaur Warrants.

Platinum Management, as the Investment Manager of Platinum-Montaur, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Platinum-Montaur.

As of the close of business on December 19, 2014, Mark Nordlicht directly owned 1,470 shares of Common Stock.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 5(c) is hereby amended to add the following:

On December 18, 2014, PPVA acquired 420,168 shares of Series F Preferred Stock and 420,168 December 2014 Warrants, as further described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Letter Agreement, the Securities Purchase Agreement, the Series F Preferred Stock and the December 2014 Warrants defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Letter Agreement dated December 18, 2014, by and between Echo Therapeutics, Inc., Platinum Partners Value Arbitrage Fund L.P., Platinum Long Term Growth VII, LLC, Platinum Partners Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences, LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity Management (NY) LLC, Mark Nordlicht and Uri Landesman.

99.2
Securities Purchase Agreement dated December 18, 2014, by and between Echo Therapeutics, Inc., Platinum Partners Value Arbitrage Fund L.P., Beijing Yi Tang Bio Science & Technology Ltd., RPSMSS, LLC and Richard Stadtmauer.

99.3	Certificate of Designation for the Series F Preferred Stock.

99.4	Form of Warrant.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	December 22, 2014

/s/ Mark Nordlicht
     Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
            President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
            President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
            President

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

/s/ Uri Landesman
     Uri Landesman